UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue.” References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to our “ROW” are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2013	2012
Net revenues	$4,901	$5,102
Cost of sales	2,311	2,493

Gross profit	2,590	2,609
Research and development expenses – net	329	292
Selling and marketing expenses	995	928
General and administrative expenses	307	312
Impairments, loss contingencies, restructuring and others	85	149

Operating income	874	928
Financial expenses – net	175	70

Income before income taxes	699	858
Provision for income taxes	53	(9)
Share in losses of associated companies – net	20	12

Net income	626	855
Net loss attributable to non-controlling interests	(4)	(4)

Net income attributable to Teva	$630	$859

Earnings per share attributable to Teva:
Basic	$0.74	$0.98

Diluted	$0.74	$0.97

Weighted average number of shares (in millions):
Basic	855	880

Diluted	856	882

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2013	2012
Net income	$626	$855
Other comprehensive income, net of tax:
Currency translation adjustment	(318)	772
Unrealized gain (loss) on derivative financial instruments	66	(68)
Unrealized gain from available-for-sale securities	6	30
Other	10	—

Total comprehensive income	390	1,589
Comprehensive loss attributable to the non-controlling interests	6	1

Comprehensive income attributable to Teva	$396	$1,590

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2013	December 31, 2012
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,394	$2,879
Accounts receivable	5,416	5,572
Inventories	5,385	5,502
Deferred taxes	1,035	1,142
Other current assets	1,186	1,260

Total current assets	14,416	16,355
Other non current assets	1,385	1,338
Property, plant and equipment, net	6,291	6,315
Identifiable intangible assets, net	7,331	7,745
Goodwill	18,646	18,856

Total assets	$48,069	$50,609

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$2,720	$3,006
Sales reserves and allowances	4,911	4,934
Accounts payable and accruals	3,144	3,376
Other current liabilities	1,581	1,572

Total current liabilities	12,356	12,888
Long-term liabilities:
Deferred income taxes	1,639	1,849
Other taxes and long term payables	1,322	1,293
Senior notes and loans	9,938	11,712

Total long term liabilities	12,899	14,854

Contingencies, see note 12
Total liabilities	25,255	27,742

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; March 31, 2013 and December 31, 2012: authorized 2,500 million shares; issued 944 million shares	50	50
Additional paid-in capital	13,487	13,474
Retained earnings	12,708	12,346
Accumulated other comprehensive loss	(251)	(17)
Treasury shares as of March 31, 2013 and December 31, 2012 – 92 million ordinary shares and 87 million ordinary shares, respectively	(3,280)	(3,085)

	22,714	22,768

Non-controlling interests	100	99

Total equity	22,814	22,867

Total liabilities and equity	$48,069	$50,609

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2013	2012
Operating activities:
Net income	$626	$855
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	387	519
Deferred income taxes – net and uncertain tax positions	(100)	(406)
Other non-cash items	99	(41)
Stock-based compensation	18	20
Impairment of long lived assets	15	87
Net change in operating assets and liabilities	60	(277)
Gain from sale of long lived assets and investments	(3)	(1)

Net cash provided by operating activities	1,102	756

Investing activities:
Purchases of property, plant and equipment	(264)	(274)
Proceeds from sales of long lived assets and investments	143	126
Purchases of investments and other assets	(104)	(8)
Other investing activities	(41)	(38)

Net cash used in investing activities	(266)	(194)

Financing activities:
Repayment of long-term loans and other long-term liabilities	(1,762)	(61)
Dividends paid	(281)	(174)
Purchases of treasury shares	(200)	(533)
Net change in short-term credit	(20)	143
Proceeds from exercise of options by employees	2	12
Other financing activities	1	—

Net cash used in financing activities	(2,260)	(613)

Translation adjustment on cash and cash equivalents	(61)	17

Net change in cash and cash equivalents	(1,485)	(34)
Balance of cash and cash equivalents at beginning of period	2,879	1,096

Balance of cash and cash equivalents at end of period	$1,394	$1,062

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Securities and Exchange Commission. Amounts at December 31, 2012, were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In March 2013, the Financial Accounting Standard Board (“FASB”) issued ASU 2013-05, which resolves a question relating to the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets. ASU 2013-05 is effective for fiscal years beginning after December 15, 2013, with early adoption being permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated statements.

In February 2013, the FASB issued ASU 2013-04, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. The update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013, with early adoption being permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated statements.

In February 2013, the FASB issued ASU 2013-02, which relates to additional reporting and disclosure of amounts reclassified out of accumulated other comprehensive income (“OCI”). Under this guidance, companies are required to disclose the amount of income (or loss) reclassified out of OCI to each line item on the income statement where net income is presented. The guidance allows companies to elect whether to disclose the reclassification in the notes to the financial statements or in the income statement. This update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2012.

In January 2013, the FASB issued ASU 2013-01, which clarifies that a previous update applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This update is effective for annual and interim reporting periods for fiscal years beginning on or after January 1, 2013. Teva’s adoption of this standard did not have a material impact on its consolidated statements.

In July 2012, the FASB issued ASU 2012-02, which amends previous guidance on testing certain indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Teva’s adoption of this standard did not have a material impact on its consolidated statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 3 – Certain transactions:

Sale of animal health unit:

On September 14, 2012, Teva entered into an agreement to sell its U.S.-based animal health unit for up to $145 million. The transaction closed in January 2013, at which time Teva received a payment of $50 million. Teva also received a milestone payment of $25 million during the first quarter of 2013.

Debt repayment:

During the first quarter of 2013, Teva prepaid a total of $1.8 billion of debt, consisting of $1 billion principal amount of the 1.7% senior notes due 2014, $500 million principal amount of the 5.55% senior notes due 2016, and $248 million of the European Investment Bank floating rate loan due 2015.

NOTE 4 – Inventories:

Inventories consisted of the following:

	March 31,	December 31,
	2013	2012
	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,830	$2,871
Raw and packaging materials	1,603	1,754
Products in process	767	751
Goods in transit	185	126

	$5,385	$5,502

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2013 and 2012, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures to net income.

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for rebates and chargebacks including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Rebates and chargebacks are the largest components of sales reserves and allowances. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology, are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	March 31,	December 31,
	2013	2012
	U.S. $ in millions
Rebates	$2,943	$2,983
Chargebacks	1,219	1,273
Returns	473	506
Other	276	172

	$4,911	$4,934

NOTE 7 – Equity:

Accumulated Other Comprehensive Loss

The following table provides details about reclassifications out of accumulated other comprehensive loss for the three months ended March 31, 2013:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Statement of Income
	U.S. $ in millions
Currency translation adjustment	$17	Financial expense
Other	1	Provision for income taxes

Total reclassifications for the period	$18

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs, of which, as of March 31, 2013, $1.63 billion remains available for repurchases. This repurchase authorization has no time limit.

The following table summarizes the shares which were repurchased and the amount Teva spent on these repurchases:

	Three months ended March 31,
	2013	2012
	in millions
Amount spent on shares repurchased	$200	$533

Number of shares repurchased	5.2	11.9

NOTE 8 – Entity-wide disclosure:

Financial reports to Teva’s chief operating decision makers evolve over time as Teva’s business develops, as well as following major acquisitions. In past years, Teva has reported under a notion of “One Teva.” In 2012, following the appointment of Teva’s new Chief Executive Officer, Dr. Jeremy M. Levin, Teva completed a comprehensive review of its strategy, organizational and business structure and began implementing changes to support the new strategy and to align the organization. Following the completion of these procedures in 2013, the Company intends to re-evaluate its entity-wide disclosure and segment reporting. For the purposes of these unaudited financial statements for the three months ended March 31, 2013, Teva has continued to report under a single segment, as in the past.

Revenues by geographic area were as follows:

	Three months ended March 31,
	2013	2012
	U.S. $ in millions
United States:
Generic	$895	$1,219
Specialty	1,480	1,497
Others	66	36

Total United States	2,441	2,752
Europe*:
Generic	873	801
Specialty	412	368
Others	209	181

Total Europe	1,494	1,350
Rest of the World:
Generic	547	597
Specialty	176	209
Others	243	194

Total Rest of the World	966	1,000

Total revenues	$4,901	$5,102

*	All members of the European Union, Switzerland, Norway and certain South Eastern Europe countries.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 9 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2013 and December 31, 2012 are classified in the tables below in one of the three categories described above:

	March 31, 2013
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market securities	$137	$—	$—	$137
Cash deposits and other	1,257	—	—	1,257
Marketable securities*:
Auction rate securities	—	—	25	25
Collateral debt obligations	—	—	1	1
Equity securities	76	—	—	76
Structured investment vehicles	—	99	—	99
Other	7	—	—	7
Derivatives **:
Liabilities derivatives – mainly options and forward contracts	—	(38)	—	(38)
Interest rate and cross-currency swaps (liabilities)	—	(83)	—	(83)
Asset derivatives – mainly options and forward contracts	—	20	—	20
Interest rate and cross-currency swaps (assets)	—	11	—	11
Contingent consideration in connection with Cephalon acquisition	—	—	(131)	(131)

Total	$1,477	$9	$(105)	$1,381

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2012
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market securities	$331	$—	$—	$331
Cash deposits and other	2,548	—	—	2,548
Marketable securities*:
Auction rate securities	—	—	32	32
Collateral debt obligations	—	—	1	1
Equity securities	72	—	—	72
Structured investment vehicles	—	100	—	100
Other – mainly debt securities	5	—	—	5
Derivatives **:
Liability derivatives – mainly options and forward contracts	—	(29)	—	(29)
Interest rate and cross-currency swaps (liabilities)	—	(109)	—	(109)
Asset derivatives – mainly options and forward contracts	—	20	—	20
Interest rate swaps (assets)	—	4	—	4
Contingent consideration in connection with Cephalon acquisition	—	—	(131)	(131)

Total	$2,956	$(14)	$(98)	$2,844

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

At March 31, 2013 and December 31, 2012, the remaining credit loss was $3 million and $5 million, respectively.

The following table summarizes the activity for those assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	March 31,	December 31,
	2013	2012
	U.S. $ in millions
Carrying value at the beginning of the period	$(98)	$(139)
Amount realized	(8)	(10)
Contingent consideration in connection with Cephalon acquisition	—	40
Net change to fair value:
Included in earnings – financial expense – net	1	4
Included in accumulated other comprehensive loss	—	7

Carrying value at the end of the period	$(105)	$(98)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Cephalon had contingent consideration liabilities related to future milestone payments due to past acquisitions.

We determined the fair value of the liability for the contingent consideration based on a probability weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors, including:

•	Cash flows projected from the success of unapproved product candidates in the U.S. and Europe;

•	Probability of success for product candidates including risks associated with uncertainty, achievement and payment of milestone events;

•	Time and resources needed to complete the development and approval of product candidates;

•	Life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe; and

•	Risk adjusted discount rate for fair value measurement.

The contingent consideration payments have been recorded as a liability, and their fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration will be recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

Financial Instruments Not Measured at Fair Value

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of the financial instruments that are measured on a basis other than fair value are presented in the below table:

	Estimated fair value*
	March 31,	December 31,
	2013	2012
	U.S. $ in millions
Senior notes included under long term liabilities	$(9,049)	$(10,494)
Senior notes and convertible senior debentures included under short term liabilities	(2,615)	(2,870)

Carrying value at the end of the period	$(11,664)	$(13,364)

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Marketable Securities

At March 31, 2013 and December 31, 2012, the fair value, amortized cost and gross unrealized holding gains and losses of such securities were as follows:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
March 31, 2013	$345	$331	$28	$14
December 31, 2012	$541	$533	$27	$19

Note 10 – Derivative instruments and hedging activities:

Interest rate and cross-currency swaps

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $1.1 billion principal amount of three month LIBOR plus 0.9% Senior Notes due 2013. The purpose of these interest rate swap agreements was to change the interest rate from floating to fixed rate. As a result of these agreements, Teva is currently paying an effective interest rate of 1.61% on the $1.1 billion principal amount, as compared to the stated three months LIBOR plus an average 0.9% rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $875 million principal amount of 3.65% Senior Notes due 2021. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 3.85% on the euro principal amount, as compared to the stated 3.65% fixed rate on the dollar principal amount.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to reduce its exposure resulting mainly from payroll costs denominated in new Israeli shekels.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated exposure on 2012 sales and other expenses and partially cover that exposure resulting from the fluctuation of the U.S. dollar against the Euro.

During the third quarter of 2012 and the first quarter of 2013, Teva entered into cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated exposure on 2013 sales and other expenses and partially cover that exposure resulting from the fluctuation of the U.S. dollar against the Euro.

During the fourth quarter of 2012, the Company entered into swap agreements with respect to its $1.3 billion principal amount of 2.95% Senior Notes due 2022. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of one month LIBOR plus an average 1.306% on the $1.3 billion principal amount, as compared to the stated 2.95% fixed rate.

During the first quarter of 2013, the Company entered into swap agreements with respect to $500 million of its $1.0 billion principal amount of 6.15% Senior Notes due 2036. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of one month LIBOR plus an average 0.3% on the $500 million principal amount, as compared to the stated 6.15% fixed rate.

During the first quarter of 2013, the Company entered into swap agreements with respect to $250 million of its $875 million principal amount of 3.65% Senior Notes due 2021. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of one month LIBOR plus an average 0.19% on the $250 million principal amount, as compared to the stated 3.65% fixed rate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The above transactions were accounted for by Teva as hedge accounting.

Derivative instrument disclosure

The fair value of derivative instruments consists of:

		Fair value
	Reported under	March 31, 2013	December 31, 2012
		U.S. $ in millions
Asset derivatives, comprising interest rate and cross-currency swap agreements, designated as hedging instruments	Other non-current assets	$11	$4

Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	$20	$20
Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	$(83)	$(109)

Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	$(38)	$(29)

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $2 million and $14 million were recognized under financial expenses-net for the three months ended March 31, 2013 and 2012, respectively. Such gains offset the revaluation of the balance sheet items also booked under financial expenses – net.

With respect to the interest rate and cross-currency swap agreements, gains of $10 million and $5 million were recognized under financial expenses – net for each of the three months ended March 31, 2013 and 2012, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 11 – Impairments, loss contingencies, restructuring and others:

Impairments, loss contingencies, restructuring and others consisted of the following:

	Three months ended
	March 31,
	2013	2012
	U.S. $ in millions
Restructuring	$41	$40
Legal settlements and reserves	27	19
Impairments of long-lived assets	15	87
Other expenses	2	3

Total	$85	$149

NOTE 12 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such actions.

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Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. From time to time, Teva is also involved in litigation regarding patents in other countries where it does business. The laws concerning generic pharmaceuticals and patents differ from country to country.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. The general rule for damages in patent infringement cases is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, in some jurisdictions, such as the United States, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy, and insurance for additional products may be difficult to obtain. Furthermore, any insurance recovery would not be recognized for financial statement purposes until collection is assured.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available medicines continues to expand, the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

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Intellectual Property Matters

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. Following the launch, Lilly sued Teva Canada for patent infringement. In October 2009, the patent at issue (which expired in April 2011) was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment and sent back two grounds of invalidity for reconsideration. In November 2011, the Federal Court again held the patent to be invalid. Lilly’s subsequent appeal of the Federal Court’s reconsideration decision was heard and dismissed from the bench by the Federal Court of Appeal on September 10, 2012. On November 8, 2012, Lilly filed an application for leave to appeal the decision. The Supreme Court of Canada has ordered an oral hearing on Lilly’s application, which is scheduled for May 13, 2013.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) had previously sued Teva for patent infringement, and in September 2007, the United States District Court for the District of New Jersey had denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding that the patent, which Teva had infringed, was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict. Teva intends to appeal the jury verdict and the District Court’s decision, but cannot do so until after completion of the trial of the damages phase of the case, which is scheduled to begin June 3, 2013.

The patent at issue expired in July 2010, and Wyeth was granted pediatric exclusivity, which expired in January 2011. Teva’s sales of pantoprazole sodium tablets prior to January 2011 were approximately $1.1 billion.

In January 2012, Wyeth filed confidential expert reports asserting claims for damages and prejudgment interest of approximately $2.1 billion. Wyeth has also asserted that Teva may be responsible for a percentage of the $960 million in damages allegedly caused by co-defendant Sun Pharmaceutical Industries, Ltd. Teva submitted its expert reports in April 2012, which estimated damages significantly below Wyeth’s assessment. Although Wyeth’s complaint alleged that defendants’ infringement was willful, its subsequent written discovery responses stated that it did not intend to seek increased damages for willful infringement. Teva vigorously disputes Wyeth’s claims as well as any liability for damages allegedly caused by Sun. Teva also disputes the amount of Wyeth’s alleged damages and will contend that any damages allegedly caused by Teva are substantially less than asserted by Wyeth.

In light of a legal development in the third quarter of 2012 in an unrelated case pertaining to one of Teva’s patent infringement defenses, management has recorded a provision in the amount of $670 million, which amount relates to the claims against Teva, in the financial statements for this matter. Management estimates that the ultimate resolution of this matter could potentially result in a loss of up to $1.4 billion for such claims in excess of the amount accrued.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such reduction is uncertain at this time. On March 19, 2013, the United States Supreme Court heard oral argument in Mutual Pharmaceutical Company, Inc. v. Bartlett after the United States Court of Appeals for the First Circuit held in that case that “design defect” claims against a generic manufacturer are not preempted by federal law because the manufacturer could have refrained from selling the product. The Supreme Court’s decision in Bartlett could also affect Teva’s aggregate exposure in its pending product liability lawsuits.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). A much smaller number of cases involves Cenestin® (an estrogen-containing medicine sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a

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result, over 5,800 cases have been dismissed either on that basis or as a result of the Mensing decision. There are approximately 198 cases pending, and additional dismissals are possible. Of the 198 pending cases, approximately two thirds of them are in multidistrict litigation in an Arkansas federal court and involve the alleged ingestion of generic drugs. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this disorder increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Approximately 40% of plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia County Court of Common Pleas. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. Oral argument for those appeals was held on November 28, 2012. In addition to the Philadelphia mass tort proceeding, there are mass tort proceedings underway in state courts in California and New Jersey. In the California litigation, which now includes about half of the total plaintiffs, the trial court denied an attempt by the defendants to dismiss the case. The California Court of Appeals and the California Supreme Court declined to review the trial court’s ruling. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. A federal case in the District of Vermont against Pliva, a subsidiary of Teva, is scheduled for trial in July 2013 based solely on the claim that the plaintiff’s injuries were caused by the absence from Pliva’s label of language in the “Indications,” “Usage” and “Dosing and Administration” sections of the label of the brand drug (Reglan®) that was approved by the FDA in July 2004. Another federal case against Pliva, in the Eastern District of North Carolina, in which the plaintiffs are attempting to pursue private enforcement of claims for alleged violations of federal regulations regarding post-market surveillance and adverse event reporting, is scheduled for trial later in the summer.

Competition Matters

In April 2006, Teva Pharmaceuticals USA, Inc. (“Teva USA”), Barr Laboratories, Inc. and Cephalon, Inc. (all subsidiaries of Teva) were named, along with Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price would have been, as well as disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. At the time the settlement agreements were entered into, annual sales of Provigil® were approximately $500 million. Annual sales of Provigil® in March 2012, when the first generic modafinil product was launched, were approximately $1 billion. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee in November 2009 and dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

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On October 31, 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. On March 29, 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. Cephalon appealed the invalidity and inequitable conduct decisions on May 7, 2012. Plaintiffs in the antitrust case have asked the District Court to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, but the District Court has not yet ruled on those requests. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct in a per curiam decision. Cephalon will be moving for a rehearing before an en banc panel of the Federal Circuit.

On July 16, 2012, the United States Court of Appeals for the Third Circuit issued its decision in the In re K-Dur Antitrust Litigation, finding that patent settlement agreements between generic and branded pharmaceutical manufacturers should be analyzed not under a “scope of the patent” test that other federal Courts of Appeals have applied, but under a “quick look rule of reason” analysis. In doing so, it found that if a brand pharmaceutical company makes a payment to a generic pharmaceutical company under a settlement agreement in order to resolve patent litigation, the payment creates a rebuttable presumption that the agreement is an unreasonable restraint on trade. Because of the split of opinion among the Courts of Appeal regarding the applicable legal standard for reviewing patent litigation settlements, it is unclear what effect, if any, this ruling will have on the modafinil antitrust litigation or on other litigations listed herein. The defendants in the K-Dur case have filed petitions for a writ of certiorari to the United States Supreme Court. On December 7, 2012, the United States Supreme Court granted certiorari in Federal Trade Commission v. Watson Pharmaceuticals, Inc., (the “AndroGel case”), in which the United States Court of Appeals for the Eleventh Circuit held that settlement agreements between generic and branded pharmaceutical manufacturers should be analyzed under the “scope of the patent” test. Oral argument in the AndroGel case was heard on March 25, 2013, and a decision is expected before June 30, 2013. The District Court in the modafinil antitrust cases has stayed further proceedings pending resolution of the K-Dur certiorari petition, which will be resolved after a decision in the AndroGel case. The District Court has not yet set a schedule for pretrial or trial proceedings in the antitrust litigation.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties may have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs petitioned for review by the California Supreme Court, which has decided to hear the appeal; however, the California Supreme Court has suspended the briefing pending the Supreme Court’s disposition of the K-Dur petition for certiorari, which will be resolved after a decision in the AndroGel case. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving venlafaxine ER (generic Effexor® ER). The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. Plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Plaintiffs also have asserted claims against Wyeth alone for fraud on the United States Patent Office. The cases seek unspecified damages. Teva filed motions to dismiss on April 6, 2012. The Court has stayed the cases in their entirety pending the Supreme Court’s disposition of the K-Dur petition for certiorari, which will be resolved after a decision in the AndroGel case.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®). In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against

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GSK and Teva. Plaintiffs claim that the settlement agreement unlawfully delayed generic entry. The cases seek unspecified damages. GSK and Teva filed motions to dismiss on August 15, 2012, and on December 6, 2012, the court dismissed the cases. Plaintiffs have appealed that decision, but the appeal has been stayed pending a decision in the AndroGel case.

Starting in September 2012, plaintiffs in eleven cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. These cases have all been consolidated and transferred to the District of Massachusetts. The cases are on the running trial list for February 2014. Defendants’ motions to dismiss were denied on April 18, 2013.

In April 2013, purported classes of direct purchasers and end payors of Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement to resolve patent litigation over the product.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim. However, if the Supreme Court were to decide the AndroGel case by rejecting or restricting the “scope of the patent” test, it could potentially lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the FTC and increased risk of liability in Teva’s currently pending antitrust litigations. In addition, the modafinil action is potentially in a different posture because of the inequitable conduct finding described above.

In January 2013, GlaxoSmithKline (GSK) filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300mg product. The lawsuit alleges that Teva made false representations when it said that its Budeprion XL 300mg product was bioequivalent to GSK’s Wellbutrin® XL 300mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. GSK seeks hundreds of millions of dollars in lost profits, disgorgement and enhanced damages. At the time Teva began selling Budeprion XL 300mg, annual sales of Wellbutrin® XL 300mg were approximately $1 billion. Teva has filed a motion to dismiss the complaint on the grounds that GSK cannot challenge a determination of bioequivalence made by the FDA retroactively through the Lanham Act and that Teva’s alleged statements were not false or misleading as a matter of law. Oral argument on the motion to dismiss is scheduled for May 30, 2013.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc., IVAX Pharmaceuticals, Inc., and Barr (collectively, the “Teva parties”), were named as defendants in a number of cases in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties reached settlements in most of these cases, and remain parties to litigation in Illinois, Missouri, Oklahoma, and Wisconsin. A settlement in principle has been reached in the Missouri case, and a settlement agreement was recently signed in the Oklahoma case. Trial in the Illinois case is scheduled to begin on October 28, 2013. A provision for the cases, including the settlements and settlements in principle, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, filed a motion to dismiss, which was granted on February 25, 2013.

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil® and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and

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settlement, and enter into a five-year corporate integrity agreement with the Office of the Inspector General of the Department of Justice. Cephalon continues to defend against putative class action and other complaints regarding its sales and marketing practices with respect to such products. For example, Cephalon is a defendant in a putative class action filed in United States District Court for the Eastern District of Pennsylvania claiming that the plaintiffs suffered monetary losses because Actiq® was promoted and prescribed for uses not approved by the FDA when there were allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A separate set of plaintiffs allege similar claims against Cephalon involving the drugs Provigil® and Gabitril®. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®. Additionally, Cephalon has received and has responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. On March 15, 2013, a federal False Claims Act complaint filed against Cephalon in the Southern District of New York was unsealed. The complaint alleges off-label promotion of Treanda® and Fentora®. The government has declined to intervene in the action.

Beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice to produce documents with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”) in certain countries. Teva is cooperating with the government. Teva is also conducting a voluntary investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues that could potentially rise to the level of FCPA violations and has brought them to the attention of the SEC and DOJ. These matters are in their early stages, and no conclusion can be drawn at this time as to any likely outcomes.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and for any related damages to natural resources. Teva and/or certain of its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and may require that corrective action measures be implemented.

Other Litigations

Teva’s leading specialty medicine, Copaxone® (glatiramer acetate), which is responsible for a very significant contribution to Teva’s profits and cash flow from operations, faces patent challenges in various jurisdictions, including the United States and various European countries. In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book

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patents, which expire on May 21, 2014. An additional five patents are at issue in the litigation, including one process patent that expires on September 1, 2015. This case has been consolidated with a subsequently-filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by Sandoz/ Momenta and Mylan/Natco (collectively, the “Defendants”). A trial on inequitable conduct took place in June 2011, and a trial on validity and infringement took place in September 2011. On June 22, 2012, the District Court issued its trial decision, in which it upheld the validity and enforceability of the nine patents at issue and found that Defendants’ purported generic products would infringe all nine patents. As a result of this decision, on July 24, 2012, the District Court enjoined the FDA from granting final approval to the Defendants’ ANDAs prior to May 24, 2014, and enjoined the Defendants from selling their purported generic products until September 1, 2015. The Defendants have appealed the District Court’s rulings, and a hearing is scheduled for May 7, 2013.

In April 2012, Teva filed suit in the United States District Court for the Southern District of New York against Synthon Pharmaceuticals (“Synthon”) following Synthon’s submission of an ANDA for a generic version of Copaxone®. The filing of this action led to a 30-month stay of FDA approval of Synthon’s ANDA. The litigation against Synthon remains stayed pending the resolution of the appeal in the Sandoz and Mylan action.

Mylan has also challenged the patents on Copaxone® in Europe. On March 1, 2011, Generics UK Limited (a Mylan subsidiary) initiated proceedings before the UK High Court challenging the validity of the U.K. counterpart to the Orange Book patents, which expires on May 23, 2015, and asserting that its proposed product does not infringe. On July 11, 2012, the court ruled in favor of Teva. Mylan has appealed the court’s ruling, and an appellate hearing is scheduled for June 2013. On August 4, 2011, Mylan SAS, initiated revocation proceedings challenging the validity of the French counterpart to the Orange Book patents, which expires on May 23, 2015. No trial date has been scheduled. On September 20, 2012, Mylan B.V. initiated revocation proceedings challenging the validity of the Dutch counterpart to the Orange Book patents, which expires on May 23, 2015. A trial is scheduled for the end of June 2013. Mylan has also applied for a declaration of noninfringement for its proposed product, and a trial is scheduled for November 2013.

Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which would be likely to affect its results of operations adversely.

Other Teva innovative, branded or specialty medicines, including Azilect®, Nuvigil®, Amrix®, Fentora® and ProAir® HFA, are also subject to patent challenges.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

We are a fully-integrated global pharmaceutical company. Our business includes three primary areas: generic, specialty and over-the-counter (“OTC”) medicines. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from the current changes in the global healthcare environment.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These changes include aging populations, increased spending on pharmaceuticals in emerging market countries, economic pressures on governments and private payors to provide cost-effective healthcare solutions, global evolution in healthcare, legislative reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our strategy, dedicated employees, world-leading generic expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us at the forefront of a changing industry and enable us to take advantage of opportunities created by these dynamics.

Results of Operations

Comparison of Three Months Ended March 31, 2013 to Three Months Ended March 31, 2012

Highlights

•

Our revenues amounted to $4.9 billion, a decrease of 4% compared to the first quarter of 2012, primarily due to lower sales of generic medicines in the United States, which were partially offset by higher sales in our European markets. Foreign currency fluctuations negatively impacted revenues by $35 million.

•

Revenues in the United States decreased $311 million due to lower sales of generic medicines. Revenues in Europe grew 11%, reflecting higher sales of both generic and specialty medicines. In our ROW markets, revenues decreased 3%.

•

Global generic medicines revenues amounted to $2.3 billion, 12% lower than in the first quarter of 2012. Our specialty medicines portfolio generated revenues of $2.1 billion, similar to the first quarter of 2012.

•

Our sales of Copaxone® reached $1.1 billion, a 17% increase compared to the first quarter of 2012, primarily due to higher sales in the United States as well as increased revenues in Europe due to the take back of distribution and marketing rights from Sanofi in February 2012.

•	Gross profit amounted to $2.6 billion, a decrease of 1%, or $19 million, compared to the first quarter of 2012. Gross margin increased to 52.8% from 51.1%.

•

Operating income amounted to $874 million compared to $928 million in the first quarter of 2012. The decrease was mainly due to higher selling and marketing and R&D expenses, partially offset by lower impairments, loss contingencies, restructuring and others.

•	Net income attributable to Teva amounted to $630 million, compared to $859 million in the comparable quarter of 2012.

•	Cash flow from operating activities amounted to $1,102 million, compared to $756 million in the first quarter of 2012.

•	Our debt was significantly reduced, to $12.7 billion, mainly due to prepayments of senior notes and loans of $1.8 billion during the quarter.

•

Exchange rate differences, primarily the decline in value of the Japanese yen relative to the U.S. dollar, between the first quarter of 2013 and the comparable quarter of 2012 had a negative impact on revenues, a minor net negative impact on operating income and a negative impact of $0.3 billion on our equity.

Sale of Animal Health Activity

On September 14, 2012, Teva entered into an agreement to sell its U.S.-based animal health unit for up to $145 million. The transaction closed in January 2013, at which time Teva received a payment of $50 million. Teva also received a milestone payment of $25 million during the first quarter of 2013.

Financial Data

The following table presents certain financial data as a percentage of net revenues for the period indicated and the percentage change for each item as compared to the first quarter of last year:

	Percentage of Net Revenues Three Months Ended March 31,		Percentage Change 2013 from 2012
	2013	2012
	%	%	%
Net revenues	100.0	100.0	(4)
Gross profit	52.8	51.1	(1)
Research and development expenses – net	6.7	5.7	13
Selling and marketing expenses	20.3	18.2	7
General and administrative expenses	6.3	6.1	(2)
Impairments, loss contingencies, restructuring and others	1.7	2.9	(43)
Operating income	17.8	18.2	(6)
Financial expenses – net	3.6	1.4	150
Income before income taxes	14.2	16.8	(19)
Provision for income tax	1.1	(0.2)	n/a
Share in losses of associated companies – net	0.4	0.3	67
Net loss attributable to non-controlling interests	(0.1)	(0.1)	—
Net income attributable to Teva	12.8	16.8	(27)

Revenues

General

Revenues for the three months ended March 31, 2013 amounted to $4.9 billion, a decrease of 4% compared to the first quarter of 2012. The decrease was primarily attributable to a decline in revenues of generic medicines in the United States, lower sales of Provigil® resulting from the loss of exclusivity, and exchange rate fluctuations in our ROW markets, primarily in Japan. The decline was partially offset by higher revenues of Copaxone®, as well as by higher revenues in Europe.

Revenues by Geographic Area

The following table presents revenues by geographic area for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,		% of 2013	% of 2012	Percentage Change
	2013	2012			2013-2012
	U.S. $ in millions
United States:
Generic	$895	$1,219	18%	24%	(27%)
Specialty	1,480	1,497	30%	29%	(1%)
Others	66	36	2%	1%	83%

Total United States	2,441	2,752	50%	54%	(11%)
Europe*:
Generic	873	801	18%	16%	9%
Specialty	412	368	8%	7%	12%
Others	209	181	4%	3%	15%

Total Europe	1,494	1,350	30%	26%	11%
Rest of the World:
Generic	547	597	11%	12%	(8%)
Specialty	176	209	4%	4%	(16%)
Others	243	194	5%	4%	25%

Total Rest of the World	966	1,000	20%	20%	(3%)

Total Revenues	$4,901	$5,102	100%	100%	(4%)

*	All members of the European Union, Switzerland, Norway and certain South Eastern Europe countries.

United States

In the first quarter of 2013, we had revenues of $2.4 billion, an 11% decrease from the comparable quarter of 2012. Total prescriptions in the twelve months ended March 31, 2013 amounted to 576 million, representing 14.3% of total U.S. prescriptions, and new prescriptions amounted to 313 million. We expect that our U.S. market leadership position will continue to increase as a result of the enhancement of our specialty business, our ability to introduce new generic equivalents for brand-name products on a timely basis, our emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and quality and our cost-effective production. We will continue to seek to capitalize on Paragraph IV launches, and we intend to establish a leading position in high-value generics by pursuing first-to-market opportunities and by developing complex generic products, as well as by enhancing the value of our portfolio by concentrating on high-margin, low competition markets.

Generic Medicines

Revenues from generic medicines in the United States during the first quarter of 2013 amounted to $895 million, a decrease of 27% compared to $1.2 billion in the comparable quarter of 2012. The decrease resulted mainly from lower royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy, a decline in sales of mixed amphetamine salts ER due to increased competition and a decline in sales of escitalopram, for which we had exclusive rights in the first quarter of 2012. These decreases were partially offset by $75 million of products sold in the first quarter of 2013 that were not sold in the first quarter of 2012, the largest of which was fenofibrate.

Among the most significant generic medicines we sold in the U.S. during the first quarter of 2013 were generic versions of Pulmicort® (budesonide inhalation), Tricor® (fenofibrate), Adderall IR® (amphetamine salts IR), Provigil® (modafinil), Catapres-TTS® (clonidine transdermal patch), Accutane® (isotretinoin, which we market as Claravis™) and Adderall XR® (mixed amphetamine salts ER).

Launches. In the first quarter of 2013, we launched generic versions of the following branded medicines in the U.S. (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual Branded Medicines Market at Time of Generic Launch $ millions (IMS)*
Carbamazepine ER capsules 100, 200 & 300 mg	Carbatrol®	January	$49
Rizatriptan benzoate tablets 5 & 10 mg	Maxalt®	February	$348
Propofol injectable emulsion 10 mg/ml 20 mL vial	Diprivan®	March	$24

*	Branded medicines annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.

We expect that our revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of April 18, 2013, had 144 product registrations awaiting FDA approval, including 37 tentative approvals. Collectively, the branded versions of these 144 products had annual U.S. sales exceeding $88 billion. Of these applications, 100 were Paragraph IV applications challenging patents of branded medicines. We believe we are first to file with respect to 60 of these products, the branded versions of which had annual U.S. sales of more than $44 billion. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and/or shared exclusivity.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

During the first quarter of 2013, we received the below tentative approval. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Valsartan tablets 40, 80, 160 & 320 mg	Diovan®	$2,066

*	Figure given is for the twelve months ended December 31, 2012.

Specialty Medicines

In the first quarter of 2013, our revenues from specialty medicines in the United States amounted to $1.5 billion, a slight decrease compared to the first quarter of 2012. The main factors affecting our specialty medicines revenues were:

•	The loss of exclusivity of Provigil® following the introduction of generic competition beginning in March 2012, which resulted in a substantial decrease in Provigil® revenues;

•	Reductions of inventory by wholesalers in 2012, resulting from the renegotiation of our distribution service agreements;

•	Price increases across the portfolio, including Copaxone®, which continues to be the most significant contributor to our profits and cash flow from operations; and

•	Volume growth driven by market demand, mainly for Treanda®, Azilect® and Qvar®.

Other Revenues

In the first quarter of 2013, other revenues in the United States amounted to $66 million, compared to $36 million in the comparable quarter of 2012. These revenues were generated from sales of OTC products to P&G pursuant to a manufacturing agreement. In 2012, our other revenues included $3 million of revenues from our animal health unit, which was sold in January 2013.

Europe

Europe, which as of January 1, 2013 we define as the countries in the European Union, Norway, Switzerland and certain countries in South Eastern Europe, is a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues in Europe in the first quarter of 2013 amounted to $1.5 billion, an increase of 11% compared to the comparable quarter of 2012. In local currency terms, revenues increased by 10%. Revenues grew across all product lines – generic medications, specialty medications and other revenues.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have continued to exert pressure on prices of generic medicines, but have also increased generic penetration in several European markets.

Generic Medicines

Revenues from generic medicines in Europe in the first quarter of 2013 were $873 million, an increase of 9%. In local currency terms, revenues increased 8%. This increase primarily reflects increased generic penetration in France and Italy, several successful launches and the impact of our renegotiations with some of the wholesalers in the region in the first quarter of 2012. The increase in revenues was partially offset by decreases due to ongoing macro-economic conditions and healthcare reforms in key European markets. Major generic medicines launched during the quarter were montelukast, ziprasidone, ibandronate sodium and zoledronic acid. We maintained our market positions in major markets.

During the three months ended March 31, 2013, Teva received 198 generic approvals in Europe relating to 51 compounds in 110 formulations, including one European Medicines Agency (“EMA”) approval valid in all EU member states. In addition, Teva had approximately 1,654 marketing authorization applications pending approval in various European countries, relating to 206 compounds in 391 formulations, including two applications pending with the EMA.

Specialty Medicines

In the first quarter of 2013, sales of specialty medicines in Europe amounted to $412 million, an increase of 12% compared to the first quarter of 2012. In local currency terms, revenues increased 11%. The increase was driven by growth in Copaxone® sales in several countries, as well as by the completion of the transition of the distribution and marketing rights for Copaxone® from Sanofi in the remaining European markets. Sales of our women’s health products also grew, with the successful launch of Zoely®, a new oral contraceptive, contributing to the growth of our specialty business.

Other Revenues

Other revenues, mainly from our from our consumer healthcare partnership with P&G and from distribution activities in Hungary, amounted to $209 million in the first quarter of 2013, compared to $181 million in the first quarter of 2012. In local currency terms, revenues increased by 14%. Revenues from our partnership with P&G outpaced OTC market growth. Our OTC revenues were positively impacted by successful commercial initiatives and a strong cough and cold season. Revenues from our distribution activities decreased.

Highlights for the first quarter of 2013 in our largest European markets:

•

Germany: Revenues in the first quarter of 2013 increased 19%, or 18% in local currency terms, compared to the first quarter of 2012. The increase was primarily the result of successful launches in the quarter and sales of other recently introduced generic medicines, and also reflects the impact, in the first quarter of 2012, of our renegotiations with certain wholesalers. Our market share declined slightly as a result of our focus on profitable and sustainable business. Our specialty medicines revenues increased primarily as a result of higher Copaxone® sales.

•

France: Revenues in the first quarter of 2013 increased 8%, or 7% in local currency terms, compared to the first quarter of 2012. Growth was primarily due to higher generic penetration compared to 2012. Our market share declined slightly as a result of our focus on profitable and sustainable business. Our specialty revenues, which accounted for more than half of our revenues in France for the quarter, were stable compared to last year. Copaxone® revenues grew following the transition from Sanofi. Our women’s health products were negatively impacted by restrictions on the promotion of 3rd and 4th generation oral contraceptives.

•

United Kingdom: Revenues in the first quarter of 2013 increased 6%, or 7% in local currency terms, compared to the first quarter of 2012. The increase was mainly due to successful launches in 2012 (atorvastatin and candesartan). The market for generic pharmaceuticals grew slightly in value, and we have maintained our position as the largest generic pharmaceutical company in the U.K.

•

Italy: Revenues in the first quarter of 2013 increased 12%, or 10% in local currency terms, compared to the first quarter of 2012. The increase was mainly due to growth in the generic market as a result of health care reforms last year, and also reflects the impact, in the first quarter of 2012, of our renegotiations with certain wholesalers. Our specialty business developed positively, with good performance from both Copaxone®, following the transition from Sanofi, and Zoely®, our new oral contraceptive, which was launched in Italy in March 2012.

•

Spain: Revenues in the first quarter of 2013 decreased 6% in both U.S. dollar and local currency terms, compared to first quarter of 2012, mainly due to uncertainty in the market and price declines. Revenues from our specialty medicines grew compared to the first quarter of 2012, partially due to the completion of the transition of Copaxone® from Sanofi. Our oral contraceptive products grew strongly compared to the first quarter of 2012.

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and the countries we include as “Europe.” We began including, as of January 1, 2013, certain countries in South Eastern Europe in our Europe region. 2012 revenues have been presented according to the new definition.

Our ROW markets range from pure generic markets, such as Canada and Israel, to markets in which generic medicines are marketed and sold under brand names, such as several Asian and Latin American markets. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics. These markets also vary widely in size, growth rates, availability of biosimilar approval pathways and the importance and acceptance of OTC products.

We consider Japan, Russia and the Latin American countries to be the major “emerging” generics markets, which are characterized by rapid growth and relatively high revenues of branded generics and OTC products, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates.

In the first quarter of 2013, our revenues in ROW markets reached $966 million, a decrease of 3% compared to the first quarter of 2012. In local currency terms, revenues grew 1%. Total revenues in our emerging generics markets for the first quarter of 2013 amounted to $659 million, which includes $517 million of revenues from Japan, Russia and Latin America and $142 million of revenues from all other ROW emerging markets. Revenues from our mature generics markets amounted to $307 million for the first quarter of 2013.

Revenues of generic products amounted to $547 million, which represents 57% of the total revenues in the region; revenues of specialty products amounted to $176 million, or 18% of total revenues in the region; and other revenues were $243 million, or 25% of total revenues in the region.

In Japan, our revenues in the first quarter of 2013 decreased 12%, but increased 2% in local currency terms, compared to the first quarter of 2012. The local currency results mainly reflect higher sales of APIs and flat sales of our generic medications, which resulted from National Health Insurance price cuts of over 10% at the end of the first quarter of 2012.

Our future results in Japan will be affected by the expected new, higher Ministry of Health and Labor Welfare targets for generic penetration for 2018. These targets will likely be accompanied by incentives to encourage the use of generic medications, along with pressure on pharmaceutical companies to further reduce prices and assure stability of supply.

Our revenues in Russia in the first quarter of 2013 grew 14%, or 15% in local currency terms, as compared to the first quarter of 2012. The growth was mainly attributable to strong sales of our generic medicines and OTC products as a result of the harsh winter season and effective commercial efforts, partially offset by lower sales of Copaxone® due to timing of tenders. We maintained our leading position and market share in the Russian generic pharmaceutical market.

In Latin America, revenues in the first quarter of 2013 declined 12%, or 4% in local currency terms, as compared to the first quarter of 2012. The decrease in local currency terms resulted primarily from a delay in negotiations of Copaxone® agreements in Brazil and generic competition for Copaxone® in Mexico and Argentina. This decrease was partially offset by higher sales of generic medicines in certain markets, the performance of our OTC products and growth in women’s health products in Brazil. In the near term, revenues are expected to be negatively affected by drug price legislation in certain Latin American markets.

In Canada, where we are second in the generic pharmaceutical market, revenues in the first quarter of 2013 decreased by 13%. The decrease reflects the effect of government-imposed price reforms and a decline in market share in the current quarter due to increased competition. As of March 31, 2013, we had 48 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. An additional 24 product registrations have been approved but not yet launched. Collectively, the branded versions of these products had annual Canadian sales of approximately $2 billion.

Revenues in Israel in the first quarter of 2013 increased 6%, or 5% in local currency terms, as compared to the first quarter of 2012. The increase primarily reflected higher revenues from our distribution activities.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,		% of 2013	% of 2012	Percentage Change 2013 from 2012
	2013	2012
	U.S. $ in millions

Generic Medicines	$2,315	$2,617	47%	51%	(12%)
API	186	199	4%	4%	(7%)
Specialty Medicines	2,068	2,074	42%	41%	§
CNS	1,348	1,449	28%	29%	(7%)
Copaxone®	1,064	909	22%	18%	17%
Azilect®	93	72	2%	1%	29%
Nuvigil®	83	84	2%	2%	(1%)
Provigil®	24	291	§	6%	(92%)
Oncology	234	208	5%	4%	13%
Treanda®	171	148	3%	3%	16%
Respiratory	219	190	4%	4%	15%
Qvar®	94	63	2%	1%	49%
ProAir®	88	90	2%	2%	(2%)
Women’s Health	103	108	2%	2%	(5%)
Other Specialty	164	119	3%	2%	38%
All Others	518	411	11%	8%	26%
OTC	306	196	6%	4%	56%
Other Revenues	212	215	5%	4%	(1%)

Total	$4,901	$5,102	100%	100%	(4%)

§	Less than 0.5%.

Generic Medicines

Our generics category includes sales of generic medicines as well as API sales to third parties.

Revenues from our generic medicines declined $302 million, or 12%, in the first quarter of 2013 as compared to the first quarter of 2012.

Our largest market for generics is the United States, with revenues of $895 million, down 27% from the first quarter of 2012. The decrease resulted mainly from lower royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy and declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the first quarter of 2012. These decreases were partially offset by $75 million of products sold in the first quarter of 2013 that were not sold in the first quarter of 2012, several of which were either exclusive or semi-exclusive or otherwise had limited competition. The U.S. market generated 39% of total generics revenues in the first quarter of 2013.

Revenues from generic medicines in Europe in the first quarter of 2013 amounted to $873 million, an increase of 9% compared to the first quarter of 2012. In local currency terms, sales increased 8%. The increase resulted primarily due to higher generic penetration in France and Italy, successful launches of generic medications and the impact of our renegotiations with some of the wholesalers in the region in the first quarter of 2012. The increase was negatively impacted by ongoing macro-economic conditions and healthcare reforms in key European markets. The European market generated approximately 38% of our global generics revenues in the first quarter of 2013.

In our ROW markets, revenues from generic medicines amounted to $547 million, a decrease of 8% compared to $597 million in the first quarter of 2012. In local currency terms, revenues decreased 2%. The decrease was mainly due to lower revenues in Canada and Japan as well as in certain Latin America markets, partially offset by higher revenues from generic medicines in Russia and Israel. The ROW markets generated approximately 24% of total generics revenues in the first quarter of 2013.

Active Pharmaceutical Ingredients (API)

API sales to third parties in the first quarter of 2013 amounted to $186 million, a decrease of 7% compared to the first quarter of 2012. The decrease resulted from lower sales in each of our three regions.

Specialty Medicines

Our revenues from specialty medicines were $2.1 billion both in the first quarter of 2013 and the first quarter of 2012. As a result of the introduction of generic competition for Provigil® in the United States in March 2012, Provigil® sales decreased substantially. This decline was offset by increased revenues of Copaxone® as well as of several other specialty medicines, mainly Qvar®, Treanda® and Azilect®.

Central Nervous System (“CNS”)

Our central nervous system line includes Copaxone® for multiple sclerosis (“MS”), Azilect® for Parkinson’s disease, Provigil® and Nuvigil® for sleep disorders and Fentora® for the treatment of pain. In the first quarter of 2013, our CNS sales were $1.3 billion, a decrease of 7% from the comparable quarter of 2012, primarily due to a decline in Provigil® sales following the introduction of generic competition in the United States beginning in March 2012. This decline was partially offset by growth in Copaxone® and Azilect® revenues.

Copaxone®. In the first quarter of 2013, Copaxone® (glatiramer acetate injection) continued to be the leading MS therapy in the U.S. and globally. Our sales of Copaxone® during the period amounted to $1.1 billion, a 17% increase compared to the first quarter of 2012. Foreign currency fluctuations did not have a material impact on our Copaxone® revenues.

Until February 2012, global in-market revenues represented sales of Copaxone® from Sanofi and Teva to third parties. In February 2012, the transition of marketing and distribution rights of Copaxone from Sanofi to Teva was completed. Therefore, commencing with the second quarter of 2012, all global sales were made by Teva. Global in-market sales for the quarter amounted to $1.1 billion, an increase of 13% over the in-market sales of the comparable period in 2012.

In the first quarter of 2013, sales of Copaxone® in the United States increased 31% to $806 million due to price and volume increases. Our U.S. market shares in terms of new and total prescriptions were 38.2% and 39.7%, respectively, according to March 2013 IMS data.

Revenues in the United States accounted for 76% of global Copaxone® revenues in the first quarter of 2013, an increase from the level of 66% in the first quarter of 2012 in terms of in-market sales.

In the first quarter of 2013, we submitted an sNDA to the FDA for Copaxone® 40mg administered three times a week.

Our non-U.S. Copaxone® revenues amounted to $258 million during the quarter, 12% lower than the first quarter of 2012. The decrease reflects the timing of tenders in Russia, which led to unusually high sales in the comparable quarter of 2012, as well as lower sales in certain Latin American countries in the current quarter. The decrease was partially offset by higher sales in Europe as a result of our assumption of distribution and marketing responsibility for Copaxone® from Sanofi, which was completed in February 2012. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. The termination of our arrangements with Sanofi has resulted in increases both in our net revenues and in our selling and marketing expenses.

Non-U.S. in-market sales of Copaxone® decreased 20% over the first quarter of 2012. This decrease was primarily driven by lower sales in Russia, due to the timing of tenders, and lower sales and tenders in Latin America.

Generic glatiramer acetate was approved and recently launched in Argentina. We do not expect this launch to materially affect our sales of Copaxone®.

In a governmental tender procedure in Mexico, a local manufacturer was allowed to bid on generic glatiramer acetate and was awarded part of the tender. We are pursuing legal action seeking to revoke the local manufacturer approval. We do not expect the award to materially affect our sales of Copaxone®.

Copaxone®, our leading innovative medicine, was responsible for $1.1 billion (including $806 million in the U.S.), or approximately 22%, of our revenues during the three months ended March 31, 2013, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the beta-interferons Avonex®, Betaseron®, Rebif® and Extavia®, as well as from Tysabri®, a monoclonal antibody. In addition, we expect that the market for MS treatments will change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Biogen’s Tecfidera™, which was launched in the United States recently and Genzyme’s Aubagio™, which has been approved in some markets and is currently nearing U.S. commercialization, are expected to provide especially intense competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expire in May 2014, with an additional non-Orange Book patent expiring in September 2015; we have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the U.S., including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents. These products are currently enjoined until September 2015, and given the inability of even the most state-of-the-art analytical techniques to fully characterize Copaxone®’s active ingredients, as well as published results showing significant differences in gene expression between Copaxone® and purported generic versions, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales from Lundbeck and Teva to third parties, reached $119 million in the first quarter of 2013, compared to $96 million in the first quarter of 2012, an increase of 24%. The increase in sales is attributable mainly to increases of both price and volume in the United States.

Our sales of Azilect® amounted to $93 million, an increase of 29% compared to the first quarter of 2012.

Nuvigil®. Our Nuvigil® (armodafinil) sales amounted to $83 million in the first quarter of 2013, compared to $84 million in the first quarter of 2012. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was 43.1%.

Provigil®. Our sales of Provigil® (modafinil) amounted to $24 million in the first quarter of 2013 compared to $291 million in the first quarter of 2012. Provigil® began to face generic competition in the United States in March 2012 and as a result sales decreased substantially.

Respiratory Products

Our respiratory product line includes only our branded respiratory products, the main ones being ProAir® and Qvar®. Sales of generic medicines indicated for the treatment of respiratory disease are reported as part of our generic medicines revenues.

Revenues from our respiratory branded medicines amounted to $219 million in the first quarter of 2013, an increase of 15% compared to the first quarter of 2012, primarily due to higher revenues of Qvar® in the United States and the impact of reductions in inventory by U.S. wholesalers in the first quarter of 2012 resulting from the renegotiation of our distribution service agreements.

Qvar® (beclomethasone dipropionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global revenues amounted $94 million, an increase of 49% from the comparable quarter in 2012, primarily due to volume growth in the United States and the inventory reductions due to the renegotiation of our distribution service agreements in the first quarter of 2012. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States with a market share of 28.3% in terms of total number of branded prescriptions during the first quarter of 2013.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir® revenues in the first quarter of 2013 were $88 million, a decrease of 2% compared to the first quarter of 2012, resulting from additional Medicaid rebate charges, partially offset by a volume increase. ProAir® maintained its leadership in the SABA market, with a market share of 51.5% in terms of total number of branded prescriptions during the period, up 0.3 points from the first quarter of 2012. During the first quarter of 2013, the transition of ProAir® MDI to our new product – ProAir® MDI with dose counter – was completed.

Oncology

Our specialty oncology line includes traditional oncology medicines as well as biosimilars that are indicated mainly for the supportive treatment of oncology patients. Sales of these medicines reached $234 million in the first quarter of 2013 as compared to $208 million in the comparable quarter of 2012. The increase resulted primarily from higher sales of Treanda®.

Sales of Treanda® amounted to $171 million in the first quarter of 2013 an increase of 16%, due to increases in both volume and price.

During the quarter, sales of biosimilar oncology pharmaceuticals amounted to $24 million, $4 million lower than in the first quarter of 2012.

Women’s Health

This product line includes revenues only from our specialty women’s health medicines, which had revenues of $103 million in the first quarter of 2013, a decrease of 5% from $108 million in the comparable quarter of 2012. The decrease was primarily due to lower sales in the United States of our emergency contraceptive Plan B One-Step®, resulting from generic competition beginning in the third quarter of 2012, and from lower sales of several other women’s health products. The decrease in sales in the United States was partially offset by higher sales in several European and Latin American countries.

All Others

OTC

Our revenues from OTC products for the first quarter of 2013 amounted to $306 million compared to $196 million in the first quarter of 2012. Our revenues related to PGT amounted to $240 million, an increase of 47%, compared to $163 million in the comparable quarter of 2012. The increase was mainly due to a strong flu season in Europe and Eastern Europe and an overall increase in all product categories. In addition, as of December 2012, the OTC products of Cephalon (Mepha) were included in the PGT joint venture.

PGT’s in-market sales for the first quarter of 2013 amounted to $409 million. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. Sales grew in Europe, Eastern Europe and Latin America, mainly due to the factors noted above, while sales in Asia were flat.

Revenues from the sales of OTC products in the United States to P&G, which commenced in the fourth quarter of 2011 pursuant to a manufacturing agreement, amounted to $66 million in the first quarter of 2013, compared to $33 million in first quarter of 2012.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products, as well as miscellaneous items. In January 2013, we sold our U.S.-based animal health unit and stopped consolidating its results.

In the first quarter of 2013, our revenues in this category amounted to $212 million, down from $215 million in the first quarter of 2012 despite a minor positive impact from exchange rate fluctuations.

Other Income Statement Line Items

Gross Profit

In the first quarter of 2013, gross profit amounted to $2.6 billion, a decrease of 1%, or $19 million, compared to the first quarter of 2012.

The decrease in gross profit mainly reflected the reduction in Provigil® sales in the United States, as well as lower revenues from generic medicines in the United States. The reduction was partially offset by higher profits from increased sales of Copaxone®, lower amortization of purchased intangible assets, lower charges related to inventory step-up and lower costs related to regulatory actions taken in various manufacturing facilities.

The charges related to the amortization of purchased intangible assets, which negatively impacted our gross profit, decreased from $402 million in the first quarter of 2012 to $269 million in the first quarter of 2013.

Gross margin increased from 51.1% in the first quarter of 2012 to 52.8% in the current quarter. This 1.7% increase in gross margin primarily reflects an increase in sales of Copaxone® (which increased gross margin by approximately 1.2 points) and lower charges related to the amortization of purchased intangible assets and lower charges related to inventory step up, as well as lower costs related to regulatory actions taken in various manufacturing facilities (which, in the aggregate, increased gross margin by approximately 4.0 points). This increase was partially offset by lower sales of Provigil® in the United States (which reduced gross margin by approximately 2.1 points), lower revenues from generic medicines in the United States (which reduced gross margin by approximately 0.5 points) and higher sales of products with lower gross margins (which decreased gross margin by approximately 0.9 points).

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $329 million, an increase of 13% compared to the first quarter of 2012, mainly driven by increased spending in our specialty R&D units. As a percentage of revenues, R&D spending was 6.7% in the first quarter of 2013, compared to 5.7% in the first quarter of 2012.

Approximately 62% of our R&D expenditures were for our specialty medicines, and the remainder were for generic and other R&D.

A portion of our R&D activities is conducted through joint ventures. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies – net.”

Teva Global R&D is currently creating the infrastructure for the development of new therapeutic entities (NTEs), which are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs. To date, several NTEs have been internally approved for development and additional NTE candidates have been identified and are currently under assessment.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the first quarter of 2013 amounted to $995 million, an increase of 7% over the first quarter of 2012. As a percentage of revenues, selling and marketing expenses increased to 20.3% in the first quarter of 2013 from 18.2% in the first quarter of 2012.

The increase in U.S. dollar terms was primarily due to higher expenses related to specialty medicines and to OTC products in our ROW markets and Europe, as well as the assumption of distribution and marketing responsibility for Copaxone® in Europe. The increase was partially offset by lower expenses relating to women’s health products and generic medicines in the United States and lower expenses related to our sleep disorders medicines in the United States, as well as the effects of currency fluctuations.

The increase in selling and marketing expenses as a percentage of revenues resulted from a higher proportion of specialty medicines and OTC products sold, which have higher than average selling and marketing expenses. This increase mainly reflects decreased Provigil® sales and increased expenses for sales of respiratory, oncology, biosimilar and MS medicines.

In February 2012, we completed the assumption of distribution and marketing responsibility for Copaxone® in Europe from Sanofi. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. As of March 1, 2012, Sanofi no longer shares any of our Copaxone® selling and marketing expenses.

General and Administrative (G&A) Expenses

G&A expenses amounted to $307 million in the first quarter of 2013, representing 6.3% of revenues, as compared to $312 million and 6.1% of revenues in the first quarter of 2012. The decrease was mainly due to lower patent litigation and product liability costs and lower expenses in Europe. This was partially offset by higher expenses related to our joint venture with P&G, as well as a capital loss resulting from dilution and revaluation of an equity investment. Exchange rate fluctuations had a negligible impact compared to the first quarter of 2012.

Restructuring, Impairments, Loss Contingencies and Others

Restructuring, impairments, loss contingencies and others amounted to $85 million in the first quarter of 2013, as compared to $149 million in the first quarter of 2012.

Following the Cephalon acquisition in October 2011, we began restructuring our operations. In the first quarter of 2013, we incurred restructuring expenses for our activities in France. We may incur additional restructuring expenses following completion of a review of our network of manufacturing facilities.

The decrease in restructuring, impairments, loss contingencies and others mainly reflects a decrease in impairments, offset by an increase in legal settlements and reserves. In the first quarter of 2013, we recorded a product right impairment, whereas in the first quarter of 2012, we recorded a large IPR&D impairment and a large PP&E impairment. The increase in legal settlements is due to two legal provisions recorded in the first quarter of 2013.

Operating Income

Operating income was $874 million in the first quarter of 2013, compared to operating income of $928 million in the first quarter of 2012. As a percentage of revenues, operating income was 17.8% compared to operating income of 18.2% in the first quarter of 2012.

The decrease in operating income was due primarily to lower revenues, lower gross profit, higher S&M expenses and higher R&D expenses, as well as increased expenses in connection with legal settlements. This decrease was partially offset by lower impairments of long-lived assets, as well as lower G&A expenses. Foreign exchange rate fluctuations had a minimal net negative effect, compared to the first quarter of 2012.

The decrease of 0.4 points in operating income as a percentage of revenues was mainly due to changes in the following items as a percentage of revenues: higher selling and marketing expenses (2.1 points), higher R&D expenses (1.0 points), higher general and administrative expenses (0.2 points), and increased expenses in connection with legal settlements (0.2 points), which were partially offset by higher gross margin (1.7 points) and lower impairment of long-lived assets (1.4 points).

Financial Expenses

Net financial expenses for the first quarter of 2013 amounted to $175 million, compared to financial expense of $70 million during the first quarter of 2012. The increase was mainly due to a make-whole payment in connection with the redemption of the $500 million principal amount of our 5.55% senior notes due 2016 and foreign currency effects.

Tax Rate

The provision for taxes for the first quarter of 2013 amounted to $53 million, on pre-tax income of $699 million, compared with a tax benefit of $9 million on pre-tax income of $858 million in the comparable quarter of 2012.

We expect our annual tax rate for 2013 to be 4%, higher than our tax rate in 2012. The annual tax rate is mainly driven by the geographical mix of the products we expect to sell this year, tax benefits we expect to realize from mergers of certain subsidiaries and the effect of amortization, impairments, loss contingencies, restructuring and others in jurisdictions with a higher tax rate than our average group tax rate.

Net Income and Share Count

Net income attributable to Teva for the first quarter of 2013 amounted to $630 million, compared to net income attributable to Teva of $859 million in the first quarter of 2012. This decrease was due to the factors previously discussed, primarily our lower operating income, higher financial expenses and a higher provision for income taxes as compared to a tax benefit in the first quarter of 2012.

Diluted earnings per share were $0.74 for the first quarter of 2013, compared to diluted earnings per share of $0.97 for the first quarter of 2012.

For the first quarter of 2013, the weighted average fully diluted share count was 856 million, compared to 882 million for the first quarter of 2012, primarily due to share repurchases during 2012 and 2013. At March 31, 2013, the share count for calculating Teva’s market capitalization was approximately 851 million.

During 2012, we repurchased approximately 28.1 million shares at a weighted average price of $41.64 per share, for an aggregate amount of approximately $1.2 billion. During the first quarter of 2013, we repurchased approximately 5.2 million shares at an average price of $38.43 per share, for an aggregate amount of approximately $200 million. These purchases were made pursuant to a repurchase plan of up to $3 billion authorized by our board of directors in December 2011. As of March 31, 2013, $1.63 billion remains available under the plan for repurchases. The repurchase program has no specified term, but is expected to be completed over a three-year period.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three months ended March 31,
	2013	2012
	U.S. dollars in millions
Amortization of purchased intangible assets	279	414
Restructuring	41	40
Expense in connection with legal settlements and reserves	27	19
Impairment of long-lived assets	15	87
Costs related to regulatory actions taken in facilities	12	38
Other expenses	2	3
Inventory step-up	—	56
Financial expenses in connection with early redemption of senior notes and others	94	—
Net of corresponding tax benefit	(140)	(216)

The data so presented – after these exclusions – are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements – both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three months ended March 31, 2013				Three months ended March 31, 2012
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	2,590	281	2,871	59%	2,609	496	3,105	61%
	Operating income[1,2]	874	376	1,250	26%	928	657	1,585	31%
	Net income attributable to Teva[1,2,3]	630	330	960	20%	859	441	1,300	25%
	Earnings per share attributable to Teva – diluted[4]	0.74	0.38	1.12		0.97	0.50	1.47

(1)	Amortization of purchased intangible assets		269				402
	Costs related to regulatory actions taken in facilities		12				38
	Inventory step-up		—				56

	Gross profit adjustments		281				496
(2)	Restructuring, acquisition and other expenses		43				43
	Expense in connection with legal settlements and reserves		27				19
	Impairment of long-lived assets		15				87
	Amortization of purchased intangible assets		10				12

			95				161

	Operating income adjustments		376				657

(3)	Financial expenses		94				—
	Tax benefit		(140)				(216)

	Net income adjustments		330				441

(4)	The weighted average number of shares was 856 and 882 million for the three months ended March 31, 2013 and 2012, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for the first three months of 2013 amounted to $193 million of pre-tax non-GAAP income of $1.2 billion. The provision for taxes in the comparable period of 2012 was $207 million on pre-tax income of $1.5 billion.

We expect our annual non-GAAP tax rate for 2013 to be 14.5%, higher than our non-GAAP tax rate in 2012. The rate for 2013 is mainly affected by the geographical mix of the products we expect to sell this year and tax benefits we expect to realize from mergers of certain subsidiaries.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2012. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2012 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Russian ruble, Japanese yen, Hungarian forint, Canadian dollar, British pound sterling, and certain Latin American currencies) affect our results.

When compared with the first quarter of 2012, certain currencies relevant to our operations decreased in value against the U.S. dollar: the Japanese yen by 14%, the Russian ruble by 1%, the British pound sterling by 1% and the Canadian dollar by 1% as well as Latin American currencies that decreased in value overall against the U.S. dollar by 8%. Other significant currencies increased in value against the U.S. dollar: the euro by 1%, the new Israeli shekel by 2%, the Hungarian forint by 1% and the Polish zloty by 3%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the first quarter of 2013 as compared to the first quarter of 2012 negatively affected overall revenues by approximately $35 million. We also recorded lower expenses due to these currency fluctuations and, as a result, changes in exchange rates had a small net negative impact on our operating income.

Exchange rates also had a significant impact on our balance sheet, as approximately 44% of our net assets in the quarter (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to the end of 2012, changes in currency rates had a negative impact of $0.3 billion on our equity, mainly due to the decrease in value against the U.S. dollar of the euro (3%), the Polish zloty (6%), the Hungarian forint (8%) and the Canadian dollar (2%), partially offset by an increase in value against the U.S. dollar of the Mexican peso (5%). All comparisons are on a quarter-end to quarter-end basis.

Liquidity and Capital Resources

Total balance sheet assets amounted to $48.1 billion at March 31, 2013, compared to $50.6 billion at December 31, 2012. The decrease was mainly due to a decrease in cash balances as a result of $1.8 billion of debt repayments, the impact of foreign exchange fluctuations and a reduction in working capital. Our working capital balance, which includes accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, was $3.4 billion at March 31, 2013, compared to $3.6 billion at December 31, 2012. The decrease in working capital is primarily due to a decrease in pre-paid expenses and the impact of foreign exchange fluctuations.

Inventory balances for March 31, 2013 amounted to $5.4 billion compared to $5.5 billion at December 31, 2012. Accounts receivable at March 31, 2013, net of SR&A, amounted to $0.5 billion, compared to $0.6 billion at December 31, 2012.

We are monitoring closely, on an ongoing basis, the accounts receivable balances in countries which based on our internal assessment are experiencing significant economic stress, and are taking action to limit our exposure in these countries. Among these are the countries of Greece, Italy, Portugal, and Spain that are affected by the crisis in Europe and where we face an increase in the length of time it takes to collect receivables. We are taking measures to limit our risks in some of these countries by securitizing receivables without recourse and purchasing credit insurance. In addition, we have prepared, and are updating periodically, contingency plans for various Eurozone crisis scenarios of different severity.

Accounts payables and accruals decreased to $3.1 billion at March 31, 2013 from $3.4 billion December 31, 2012, mainly due to higher payments to suppliers and to a decrease in employee-related obligations.

Investment in property, plant and equipment in the first quarter of 2013 was approximately $264 million, compared to $274 million in the comparable quarter last year. Depreciation amounted to $107 million in the first quarter of 2013, compared to $104 million in the comparable quarter of 2012. Cash and cash equivalents, short term and long term investments at March 31, 2013 decreased to $1.6 billion compared to $3.1 billion at December 31, 2012. The decrease in cash and cash equivalents reflects mainly debt repayments of $1.8 billion, as described below, and $0.2 billion of share repurchases, partially offset by cash flow generated during the quarter.

2013 Debt Movements

At March 31, 2013, we had $12.7 billion of debt, compared to $14.7 billion at December 31, 2012. The decrease is mainly due to the prepayment of $1.8 billion of debt during the quarter, consisting of:

•	$1 billion principal amount of our 1.7% senior notes due 2014;

•	$500 million principal amount of our 5.55% senior notes due 2016; and

•	$248 million of the European Investment Bank floating rate loan due 2015.

Our debt at March 31, 2013 is denominated in the following currencies: 59% U.S. dollars, 26% euro, 11% Japanese yen and 4% Swiss francs.

The portion of total debt classified as short term increased from 20% at December 31, 2012 to 21% at March 31, 2013.

Our financial leverage decreased from 39% at December 31, 2012 to 36% at March 31, 2013.

Following our debt refinancings and debt repayments of the past years, we have extended our average debt maturity to approximately 6.4 years at March 31, 2013. Accordingly, the interest rate on our debt will be higher than in 2012.

Shareholders’ Equity and Cash Flow

Our shareholders’ equity was $22.8 billion at March 31, 2013 compared to $22.9 billion at December 31, 2012. The decrease resulted primarily from the negative impact of currency fluctuations of $0.3 billion, dividend payments of $0.3 billion and share repurchases of $0.2 billion, partially offset by our net income of $0.6 billion.

Cash flow generated from operating activities during the first quarter of 2013 amounted to $1.1 billion, compared to $756 million in the first quarter of 2012. The increase is due to improved utilization of working capital.

Cash flow generated from operating activities in the first quarter of 2013, net of cash used for capital investments and dividends paid, amounted to $640 million, an increase of $226 million from the first quarter of 2012. The increase resulted mainly from higher cash flow generated from operating activities and lower capital expenditures, partially offset by higher dividend payments and lower proceeds from divestitures of certain assets.

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. In the third quarter of 2012 and the first quarter of 2013, we entered into hedging transactions to protect our European subsidiaries from exposure resulting from the strengthening of the U.S. dollar against the euro in 2013.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2012.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 12 to the Condensed Consolidated Financial Statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: May 2, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Vice President, Chief Financial Officer